FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

$ : Argentine peso

US$ : US dollar

$3.149 = US$1 as of December 31, 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2007 and 2006

(In millions of Argentine pesos – see Note 3.c)

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$45	$30
Investments	947	635
Accounts receivable, net	898	743
Other receivables, net	332	128
Inventories, net	157	176
Other assets, net	5	15
Current assets from discontinued operations, net	—	44

Total current assets	2,384	1,771

Non-Current Assets
Other receivables, net	282	412
Investments	1	1
Fixed assets, net	5,738	5,739
Intangible assets, net	760	781
Other assets, net	5	10
Non-Current assets from discontinued operations, net	—	10

Total non-current assets	6,786	6,953

TOTAL ASSETS	$9,170	$8,724

LIABILITIES
Current Liabilities
Accounts payable	$1,641	$1,481
Debt	1,474	1,395
Salaries and social security payable	164	131
Taxes payable	269	223
Other liabilities	50	36
Contingencies	49	85
Current liabilities from discontinued operations	—	24

Total current liabilities	3,647	3,375

Non-Current Liabilities
Debt	1,724	2,703
Salaries and social security payable	43	32
Taxes payable	289	68
Other liabilities	120	102
Contingencies	243	234
Non-Current liabilities from discontinued operations	—	7

Total non-current liabilities	2,419	3,146

TOTAL LIABILITIES	$6,066	$6,521

Minority interest	1,449	1,036
SHAREHOLDERS’ EQUITY	$1,655	$1,167

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,170	$8,724

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
Continuing operations
Net sales	$9,074	$7,372	$5,668
Cost of services	(4,963)	(4,484)	(3,676)

Gross profit	4,111	2,888	1,992
General and administrative expenses	(345)	(269)	(238)
Selling expenses	(2,133)	(1,727)	(1,259)

Operating income	1,633	892	495
Gain on equity investees	—	5	7
Financial results, net	(441)	(484)	(308)
Other expenses, net	(101)	(186)	(163)
Gain on debt restructuring	—	—	1,424

Net income before income tax and minority interest	1,091	227	1,455
Income tax (expense) benefit, net	(292)	22	(119)
Minority interest	(377)	(127)	(611)

Net income from continuing operations	422	122	725

Discontinued operations
Income from the operations	1	13	3
Income from assets disposal	101	—	—
Minority interest	(46)	(6)	(1)

Net income from discontinued operations	56	7	2

Net income	$478	$129	$727

Net income per ordinary share	$42.02	$8.91	$66.49

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings				Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Foreign currency translation adjustments	Accumulated (deficit) / earnings	Total
Concept	Common stock	Preferred shares
Balances as of January 1, 2005	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Foreign currency translation adjustments	—	—	—	—	—	—
							4	—	4	4
Net income for the year	—	—	—	—	—	—	—	727	727	727

Balances as of December 31, 2005	53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—
							10	—	10	10
Net income for the year	—	—	—	—	—	—	—	129	129	129

Balances as of December 31, 2006	53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—
							10	—	10	10
Net income for the year	—	—	—	—	—	—	—	478	478	478

Balances as of December 31, 2007	$53	25	125	896	1,099	162	37	357	556	$1,655

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$478	$129	$727
Net income from discontinued operations	(56)	(7)	(2)

Net income for the year from continuing operations	422	122	725
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	128	105	56
Depreciation of fixed assets	1,377	1,342	1,453
Amortization of intangible assets	39	49	44
Gain on equity investees	—	(5)	(7)
Consumption of materials	80	66	58
Loss on sale/disposal of fixed assets and other assets	(19)	(7)	(6)
Provision for lawsuits and contingencies	79	153	172
Holdings loss on inventories	59	5	14
Interest and other financial losses on loans	498	534	70
Gain on debt restructuring	—	—	(1,424)
Income tax	284	(43)	108
Minority interest	377	127	611
Net increase in assets	(370)	(285)	(147)
Net (decrease) increase in liabilities	(12)	193	236

Total cash flows provided by operating activities	2,942	2,356	1,963

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,208)	(825)	(547)
Intangible asset acquisitions	(35)	(41)	(33)
Equity investees acquisitions	(1)	—	—
Proceeds for the sale of fixed assets and other assets	21	17	—
Proceeds for the sale of equity investees (Note 12)	182	—	—
(Increase) decrease in investments not considered as cash and cash equivalents	(532)	45	668

Total cash flows provided by (used in) investing activities	(1,573)	(804)	88

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of interest and debt-related expenses	(293)	(414)	(944)
Dividends paid	(38)	—	—
Payment of capital reimbursement of Nucleo	—	(4)	—

Total cash flows used in financing activities	(1,576)	(1,495)	(4,392)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(207)	57	(2,341)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	665	608	2,949

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$458	$665	$608

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1.	The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”)and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”).

(b) Licenses granted as of December 31, 2007

As of December 31, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of December 31, 2007, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-	Telecom Argentina’s bankruptcy.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than eight years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after seven years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007—December 2007 Telecom has estimated a receivable of $140 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2007, this provision amounts to $97.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007—December 2007 an account payable of $14. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of December 31, 2007, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $9) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial, Telecom Argentina was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation of Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by Telecom Argentina were registered.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(h) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom.

At December 31, 2007, Telecom Argentina identified a receivable of approximately $91 and a payable from the argentina@internet.todos Program amounted to $23. By means of Resolution No. 41/07, Telecom Argentina offset both amounts, resulting in a remaining balance of $68. Additionally, on September 19, 2007, the Regulatory Authority authorized to offset fines due by Telecom Argentina amounting to $1.6 with the net receivable as of that date, confirming the effectiveness of the offsetting mechanism provided by the Resolution.

Therefore, at December 31, 2007, Telecom Argentina has a net receivable of $66, which is included in the line item “Other receivables” ($12 as current receivables and $54 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $87 ($18 included in “Salaries and social security” and $69 included in “Other expenses, net” in the consolidated statement of income).

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of provisions that were previously shown in “Contingencies”. At December 31, 2007, the allowance corresponding to these matters and to the tax on deposits to and withdrawals from bank accounts amounted to $76 (see (j) below and Note 17.e).

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, Telecom Argentina has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, as of December 31, 2007, Telecom Argentina recorded a liability on this matter on behalf of the CNC final results.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $10.2. Management of Telecom Argentina is reviewing the results, and if the amount is appropriate, Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.c – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. Telecom Argentina has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (k) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation of this amounts for audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborate the estimations made. Also, the CNC set a similar offsetting mechanism as determined by Resolution No. 41/07. Therefore, Telecom Argentina recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (k) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(k) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

At the date of issuance of these financial statements, Telecom Argentina is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(l) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2007.

As of December 31, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements.

The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,170	9,107	(63)
Total liabilities	6,066	6,044	(22)
Minority interest	1,449	1,432	(17)
Shareholders’ equity	1,655	1,631	(24)
Net income	478	485	7

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(f) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,849,000 (unaudited) at December 31, 2007, 3,750,000 (unaudited) at December 31, 2006 and 3,625,000 (unaudited) at December 31, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,774,000 (unaudited) at December 31, 2007, 3,032,000 (unaudited) at December 31, 2006 and 2,233,000 (unaudited) at December 31, 2005.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(g) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2007	2006	2006
Net income in the statements of income	$478	$129	$727
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(254)	(81.5)	(372.6)

Total results used to calculate earning per ordinary share.	$224	$47.5	$354.4

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment) and $210 as of December 31, 2006 ($175 in the Voice, data and Internet segment and $35 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Other assets from discontinued operations are stated as follows:

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2007. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $23, $14 and $6 for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	7-9
Switching equipment	7-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-7
Telephony equipment and instruments	5-10
Installations	3-10

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of December 31, 2007. Accordingly, Telecom has determined an additional proportional charge for the year ended December 31, 2007 for the tax on minimum presumed income of $34, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

For the year ended December 31, 2007, Personal has estimated a provision for income taxes, net of its tax loss carryforwards, of the receivable from the tax on minimum presumed income (amounting to $103) and of payments in advance of income taxes (amounting to $13).

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2007, 2006 and 2005.

- Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year. This receivable has been fully provided for as of December 31, 2007 and 2006.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2007 and 2006 as required by RT 23. As of December 31, 2007, this provision amounts to $18.

The following tables summarize benefit costs for the years ended December 31, 2007, 2006 and 2005, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Accumulated benefit obligation	$7	$6
Effect of future compensation increases	11	8

Projected benefit obligation	$18	$14

	Years ended December 31,
	2007	2006	2005
Service cost	$1	$1	$1
Interest cost	3	3	2

Total benefit cost	$4	$4	$3

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2007	2006	2005
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10.5-14%	10-12%	10-30%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Telecom Argentina has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for years ended December 31, 2007, 2006 and 2005 are shown in Note 16.h. under the line item “Advertising”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2007	As of December 31, 2006
Cash	$7	$12
Banks	38	18

	$45	$30

(b) Investments

Investments consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Time deposits	$848	$562
Mutual funds	99	73

	$947	$635

Non current
2003 Telecommunications Fund	$1	$1

	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Voice, data and Internet	$478	$433
Wireless (i)	539	411
Wireless – related parties (Note 7)	7	4

Subtotal	1,024	848
Allowance for doubtful accounts	(126)	(105)

	$898	$743

(i)	Includes $25 as of December 31, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Derivatives	$212	$—
Prepaid expenses	42	34
Tax credits	35	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	12	—
Restricted funds	9	29
SU credits (Note 2.d.2)	9	—
Other	36	40

Subtotal	355	139
Regulatory contingencies (Notes 2 h and j and 16.e)	(12)	—
Allowance for doubtful accounts	(11)	(11)

	$332	$128

Non current
Credit on minimum presumed income tax (i)	$227	$296
Derivatives	—	85
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	77	—
Restricted funds	14	15
Prepaid expenses	15	14
Other tax credits	21	14
Other	13	2

Subtotal	367	426
Regulatory contingencies (Notes 2 h and j and 16.e)	(64)	—
Allowance for doubtful accounts	(21)	(14)

	$282	$412

(i)	Considering the current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2007	As of December 31, 2006
Wireless handsets and equipment	$175	$188
Allowance for obsolescence	(18)	(12)

	$157	$176

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$5	$20
Allowance for other assets	—	(5)

	$5	$15

Non current
Fixed assets held for sale	$9	$19
Allowance for other assets	(4)	(9)

	$5	$10

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Non current
Net carrying value (Note 16.a)	$5,758	$5,761
Write-off of materials	(20)	(22)

	$5,738	$5,739

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$563	$463
Inventories suppliers	202	253
Other assets and services suppliers	680	568

Subtotal	1,445	1,284
Deferred revenues	103	81
Agent commissions	34	70
Related parties (Note 7)	53	40
SU reimbursement (Note 2.d.2)	6	6

	$1,641	$1,481

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$145	$114
Termination benefits	19	17

	$164	$131

Non current
Termination benefits	$43	$32

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Tax on SU (Note 2.d.2)	$97	$95
VAT, net	55	8
Turnover tax	43	46
Tax on minimum presumed income, net	15	18
Internal taxes	19	13
Regulatory fees	11	12
Income tax, net (i)	1	3
Other	28	28

	$269	$223

Non current
Deferred tax liabilities	$289	$68

(i)	In 2007, Personal, Nucleo and Telecom Argentina USA had tax expenses. However, Personal has offset the expenses with $103 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes; Nucleo has offset the expenses with $11 corresponding to payments in advance of income taxes and Telecom Argentina USA has offset the expenses with $1 corresponding to payments in advance of income taxes. In 2006, it corresponds to Nucleo.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Contributions to government programs (Note 2.h)	$—	$13
Deferred revenue on sale of capacity and related services	7	6
Guarantees received	7	5
Court fee	3	3
Contingencies payable	20	—
Other	13	9

	$50	$36

Non current
Deferred revenue on sale of capacity and related services	$60	$49
Asset retirement obligations	26	24
Retirement benefits	18	14
Court fee	12	14
Other	4	1

	$120	$102

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2007	2006	2005
Voice	$2,601	$2,467	$2,385
Data	173	156	140
Internet	528	430	346

Subtotal	3,302	3,053	2,871
Wireless in Argentina	5,339	3,964	2,576
Wireless in Paraguay	433	355	221

	$9,074	$7,372	$5,668

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2007	2006	2005
Gain on capital reimbursement of Nucleo	$—	$6	$—
Loss on 2003 Telecommunications Fund	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	—	7

	$—	$5	$7

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Generated by assets
Interest income	$94	$77	$101
Related parties (Note 7)	1	—	—
Foreign currency exchange gain (loss)	26	6	(273)
Holding losses on inventories	(59)	(5)	(14)
Other	—	8	(16)

Total generated by assets	$62	$86	$(202)

Generated by liabilities
Interest expense (i)	$(294)	$(365)	$(674)
Less capitalized interest on fixed assets	23	14	6
Loss on discounting of debt	(84)	(131)	(116)
Foreign currency exchange gain (loss)	(293)	(204)	761
Gain (loss) on derivatives	141	114	(83)
Other	4	2	—

Total generated by liabilities	$(503)	$(570)	$(106)

	$(441)	$(484)	$(308)

(i)	Includes $82 as of December 31, 2005, corresponding to penalty interests.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Provision for contingencies	$(79)	$(82)	$(79)
Provision for regulatory contingencies	(42)	(14)	(7)
Severance payments and termination benefits	(84)	(48)	(56)
Gain on SC Resolution No. 41/07 and IDC (Note 2.h and j)	92	—	—
Gain on sale of fixed assets and other assets	19	7	6
Allowance for doubtful accounts and other assets	(7)	(15)	(21)
Allowance for obsolescence of inventories	(7)	(5)	(7)
Allowance for obsolescence of materials	—	(22)	—
SU reimbursement	—	—	(11)
Other, net	7	(7)	12

	$(101)	$(186)	$(163)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2007	2006	2005
Discount on principal	$—	$—	$167
Discount on accrued and penalty interest	—	—	984
Gain on discounting of debt	—	—	352

Subtotal before related expenses and income tax	—	—	1,503
Other related expenses	—	—	(79)

	$—	$—	$1,424

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2007	2006	2005	2004
Cash and banks	$45	$30	$44	$31
Current investments	947	635	604	3,640

Total as per balance sheet	$992	$665	$648	$3,671
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months.	(534)	—	—	(463)
- Government bonds (i)	—	—	(40)	(251)
- Equity investments	—	—	—	(8)

Total cash and cash equivalents as shown in the statement of cash flows	$458	$665	$608	$2,949

(i)	Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Years ended December 31,
	2007	2006	2005
Foreign currency exchange gain on cash and cash equivalents	$17	$6	$(253)
Interest income generated by current investments	52	42	69
Interest income generated by accounts receivable	41	35	32
Gain (loss) on swap settlement	12	(41)	—

Subtotal	122	42	(152)
Other cash flows provided by operating activities	2,820	2,314	2,115

Total cash flows provided by operating activities	$2,942	$2,356	$1,963

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2007	2006	2005
Reversal of income tax included in the statement of income	$292	$(22)	$119
Income taxes paid	(8)	(21)	(11)

Total income taxes eliminated from operating activities	$284	$(43)	$108

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.	Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2007	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(5)	$(2)
Trade accounts receivable	(221)	(132)	(118)
Other receivables	(96)	(63)	22
Inventories	(51)	(85)	(49)

	$(370)	$(285)	$(147)

Net (decrease) increase in liabilities
Accounts payable	$(21)	$247	$229
Salaries and social benefits payable	44	30	23
Taxes payable	6	(33)	(12)
Other liabilities	9	22	9
Contingencies	(50)	(73)	(13)

	$(12)	$193	$236

Interest paid during the years ended December 31, 2007, 2006 and 2005 (including debt restructuring related expenses), amounted to $293, $414 and $944, respectively.

•	Main non-cash operating transactions:

	Years ended December 31,
	2007	2006	2005
Provision for minimum presumed income tax	$34	$46	$47
Derivatives	129	155	(83)
Credit on minimum presumed income tax offset with income taxes	128	—	—
Income tax rate deducted from dividends collected from foreign companies	7	—	—
Foreign currency translation adjustments in assets	56	73	27
Foreign currency translation adjustments in liabilities	30	37	18

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of fixed assets (Note 17.a)	$(1,416)	$(1,176)	$(616)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(445)	(116)	(142)
Less:
Acquisition of fixed assets through incurrence of accounts payable	623	446	194
Capitalized interest on fixed assets	23	14	6
Wireless handsets lent to customers at no cost (i)	5	4	3
Asset retirement obligations	2	3	8

	$(1,208)	$(825)	$(547)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of intangible assets (Note 17.b)	$(27)	$(72)	$(36)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(6)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	6	13	4
Debt issue costs classified as financing activities	—	24	13

	$(35)	$(41)	$(33)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2007	2006	2005
Time deposits with maturities of more than three months	$(532)	$—	$442
Government bonds with maturities of more than three months	—	45	213
Proceeds for the sale of equity investments	—	—	13

Total cash flows from investments not considered as cash equivalents	$(532)	$45	$668

•	Financing activities components:

	Years ended December 31,
	2007	2006	2005
Debt proceeds	$45	$36	$1,236
Payment of Notes	(932)	(1,027)	(3,432)
Payment of bank loans	(358)	(86)	(1,252)
Payment of interest on Notes	(264)	(316)	(773)
Payment of interest on bank loans	(29)	(74)	(125)
Dividends paid	(38)	—	—
Payment of debt restructuring related expenses	—	(24)	(46)
Payment of liquidating dividend of Nucleo	—	(4)	—

Total financing activities components	$(1,576)	$(1,495)	(4,392)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions

(a) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(b) Changes in the equity stocks of the indirect shareholders of Nortel

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A., jointly released a statement about an agreement oriented towards the transfer of their respective shares in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company (“Telco”) made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which would own approximately 23% of Telecom Italia’s capital stock with a right to vote (“the Transaction”).

As Telefonica de Argentina S.A., subsidiary of Telefonica, S.A. (from Spain), is Telecom Argentina’s main competitor, before the Transaction ended, Telecom Argentina’s directors and controllers analyzed the consequences which the Transaction would have over said company, particularly as regards the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”), which in Telecom Argentina’s Board gave rise to different opinions, which are backed by reports written by experts in the area.

Telecom Argentina’s Board resolved that as the Transaction constitutes the acquisition of a minority shareholding which, under the terms of section 8 of LDC should not be notified, as it does not imply a modification on the “control” over Telecom Argentina and even when the conclusion shall be that said acquisition of a minority shareholding impartially implies a transfer of “control” (at least in the abstract), Telefonica, S.A. (from Spain) “auto-limitation” guarantees the independent management of both groups, by reason of which it is not in the presence of the situation banned by section 7 of LDC.

The controlling authorities were informed of the resolution adopted by the Board of Telecom Argentina. Additionally, Telecom Argentina and some regular or alternate directors, submitted subsequent notes on the subject to said authorities, where they expressed their personal opinion about the transaction, and which are available at the Financial Information Highway of the CNV (www.cnv.org.ar).

The National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) brought, by administrative initiative, a claim recorded as file “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29)”, with the purpose of determining if the Transaction “has an impact on the competitors in the Argentine market, according to the rules and regulations in force” and asked the President and Vice President of Telecom Argentina to testify in said respect. In connection with said file, on October 16, 2007, the CNDC issued Resolution No. 78/07 which granted the CNDC “a mechanism for the verification, control and monitoring”, in Telecom Argentina for a 2 month period, and determined the appointment of two Supervisors-Observers, one acting on behalf of the CNDC and the other on behalf of the CNC, who would be in charge of “the custody of the public interest of the market, competitors, users and customers”.

This period was extended for another 2 month period (up to February 19, 2008). In the performance of their duties, the Supervisors-Observers have requested from Telecom Argentina information and documentation, have attended the meetings of the decision-making organs (Board of Directors and Management Council), and have interviewed the Board of Directors, members of the Supervisory Committee and several members of the Management of the Company; they have at all times received the assistance of Telecom Argentina. At the date of issuance of these consolidated financial statements, Telecom has no knowledge of any report prepared by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

At the closing date of the Transaction, Telecom Argentina’s Board of Directors adopted the following resolutions:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

1.	A note was submitted to the CNDC, in Administrative File No. S01: 0147971/2007 (DP No. 29), with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the BCBA and the NYSE, a request was submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this company is not an intervening party in said transaction and, for this reason, is not a party in the agreed transaction. A copy of this note shall be submitted to the SC and the CNC for the correct information before said entities.

2.	Notes were submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes were submitted to the CNDC.

3.	Telefonica, S.A. and Telefónica de Argentina S.A were notified, with the purpose of giving notice that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all the legal actions that may correspond, with the purpose of demanding a full and complete compensation, including all the spending and costs resulting from the legitimate defense of Telecom Argentina’s rights.

On November 9, 2007, Nortel’s Board backed the above mentioned decisions adopted by Telecom Argentina.

Teléfonica, S.A. (de España) said that Teléfonica, S.A. (de España) reasserted what was informed to the corresponding authorities as regards “Teléfonica, S.A. (de España) has no participation whatsoever in Telecom Argentina S.A.’s management, and for this reason Teléfonica, S.A. (de España) could hardly cause Telecom Argentina S.A any direct damage”.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel Inversora and Sofora Telecomunicaciones were notified of the decision of the National Court of First Instance in Commercial Matters N° 16, Secretariat N° 32, upon the precautionary measure, where it is stipulated that an informing supervisor shall be appointed in the mentioned companies, for a period of two months, who shall have the powers of a supervisor. Said supervisor has the duty to duly submit his reports to the Court, so that the Court may evaluate if any risks due to conflict of interests in the decision making in Telecom Argentina S.A. may occur due to Telefónica S.A. (de España) entering in Telco.

Within the specified legal terms, Nortel Inversora and the rest of the companies under the precautionary measure have made an appeal against said measure.

The precautionary measure was requested by W de Argentina—Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein. Within the scope of said actions, a private pre-trial conference was called on March 5, 2008, to which the Company and other companies of the group and the regular and alternate directors of Nortel Inversora, Mr.Franco Livini, Mr.Oscar Carlos Cristianci, Mr. Bruno Iapadre and Mr Jorge Alberto Firpo were summoned.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the years presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

	As of December 31, 2007	As of December 31, 2006
Accounts receivable
Telecom Italia S.p.A. (b) (c)	2	2
TIM Celular S.A. (b)	5	2

	$7	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$9	$15
Telecom Italia S.p.A. (b) (c)	12	7
Italtel Argentina S.A. (b)	25	6
Entel S.A. (Bolivia) (b)	2	1
Etec S.A. (b)	1	1
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	—	6
Italtel S.p.A. (b)	—	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	—

	$53	$40

		Years ended December 31,
	Transaction description	2007	2006	2005
Services rendered: Related parties as of December 31, 2007
TIM Celular S.A. (b)	Roaming	$12	$9	$6
Telecom Italia S.p.A. (b) (c)	Roaming	7	5	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	6	6	3
ENTEL S.A. (Bolivia) (b)	International inbound calls	3	2	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls	2	1	1
Latin American Nautilus USA Inc.(b)	International inbound calls	—	—	1
Standard Bank (a) (d)	Usage of fixed telephony	5	—	—
Standard Bank (a) (d)	Interest	1	—	—
Former related parties (e)
Entel Chile S.A	International inbound calls	—	—	3
Golden Lines	International inbound calls	—	—	1
ENTEL PCS Telecomunicaciones S.A	Roaming	—	—	2
Corporacion Digitel C.A	Roaming	—	—	1

Total services rendered		$36	$23	$24

Services received: Related parties as of December 31, 2007
Telecom Italia S.p.A. (b) (c)	Fees for services and roaming	(28)	(17)	(20)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(17)	(19)	(9)
ENTEL S.A. (Bolivia) (b)	International outbound calls	(5)	(4)	(3)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(1)	(1)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(1)	(2)	(1)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(10)	(3)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(3)	(4)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(8)	(6)	(3)
La Estrella Cía de Seguros de retiro S.A. (a)	Salaries and social security	(1)	—	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	(1)	(2)	—
Caja de Seguros S.A. (a)	Insurance	(2)	(2)	(1)
Haras El Capricho S.A. (a)	Advertising	(1)	—	—
Former related parties (e)
Tel3 S.A	Lease of circuits	—	—	(8)
Entel Chile S.A	International outbound calls	—	—	(3)
Golden Lines	International outbound calls	—	—	(1)

Total services received		$(78)	$(71)	$(58)

Purchases of fixed assets/intangible assets: Related parties as of December 31, 2007
Italtel Argentina S.A. (b)		$85	$51	$14
Telecom Italia Sparkle S.p.A. (b)		26	47	18
Latin American Nautilus Argentina S.A.(b)		1	3	1
Telecom Italia S.p.A. (b)		2	—	—
Italtel S.p.A. (b)		—	—	1
Latin American Nautilus USA Inc.(b)		—	1	—
Former related parties (e)
Tel3 S.A		—	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A		—	—	6

Total fixed assets and intangible assets		$114	$102	$43

(a)	Such companies relate to W de Argentina—Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	This company is a related party as from April 2007.
(e)	These entities are no longer related parties at December 31, 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection. In February 2008, Cable Insignia was disolved.

8 – Debt of the Telecom Group

8.1.	Short-term and long-term debt

As of December 31, 2007 and 2006, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December 31, 2007	As of December 31, 2006
Short-term debt:
- Principal:
Notes	$1,372	$1,014
Bank loans	69	334

Subtotal	1,441	1,348
- Accrued interest	30	42
- Derivatives	3	5

Total short-term debt	$1,474	$1,395

Long-term debt:
- Principal:
Notes	$1,781	$2,798
Bank loans	5	51

Subtotal	1,786	2,849
- Effect on discounting of debt	(62)	(146)

Total long-term debt	$1,724	$2,703

Total debt	$3,198	$4,098

The following table segregates the Telecom Group’s debt by company as of December 31, 2007:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2007	Consolidated as of December 31, 2006
• Principal	2,357	833	37	3,227	4,197
• Accrued interest	29	1	—	30	42

Subtotal	2,386	834	37	3,257	4,239
• Effect on discounting of debt	(62)	—	—	(62)	(146)
• Derivatives	3	—	—	3	5

Total debt	2,327	834	37	3,198	4,098

• Short-term debt	1,360	82	32	1,474	1,395
• Long-term debt	967	752	5	1,724	2,703

8.2.	Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2007, Telecom Argentina has made mandatory and optional principal prepayments, including the net cash proceeds from the sale of Publicom (see Note 12), which prepaid all principal amortization payments originally scheduled up to April 2010 and 73.6% of the principal amortization payment originally scheduled due October 2010. By means of this, since the issuance date of the notes, Telecom Argentina has cancelled 42.68% of Series A Notes and 83.02% of Series B Notes.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

•	Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006 and on October 16, 2007, Telecom made a cash payment of $455 corresponding to “excess cash” determined for the period ended on June 30, 2007. Based on the December 31, 2007 financial statements, Telecom Argentina has determined an “excess cash” of $427 (equivalent to US$ 136 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Telecom Argentina is in compliance with all debt covenants.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2007:

					Book value at December 31, 2007 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2007
Listed
A-1	1	US$ 98	US$ 56	October 2014	176	2	178	(8)	170	169
A-1	2	Euro 493	Euro 283	October 2014	1,308	13	1,321	(41)	1,280	1,229
B-1	1	US$ 933	US$ 158	October 2011	499	11	510	—	510	512

					1,983	26	2,009	(49)	1,960	1,910

Unlisted
A-2	1	US$ 7	US$ 4	October 2014	14	—	14	—	14	13
A-2	2	Euro 41	Euro 23	October 2014	109	1	110	(4)	106	102
A-2	3	Yen 12,328	Yen 7,067	October 2014	197	1	198	(9)	189	188
A-2	4	$26	(**)$19	October 2014	19	—	19	—	19	19
B-2	1	US$ 66	US$ 11	October 2011	35	1	36	—	36	36

					374	3	377	(13)	364	(*) 358

					2,357	29	2,386	(62)	2,324	2,268

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The main features of the outstanding swap contracts at December 31, 2007 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 296 million	¥ 6,830 million
- Outstanding principal to render subject to contract	US$ 361 million	US$ 60 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 309 million	¥ 6,953 million
- Total principal and interest to be paid	US$ 384 million	US$ 64 million

- Swap estimated market value as of 12.31.07 – (assets) liabilities	(US$ 66.9 million)	US$ 0.5 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3.	Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2007 and December 2007, respectively, Personal paid the Series 2 installments for an aggregate amount of $25 each ($22 for principal and $3 for interest).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

The following table shows the outstanding series of Notes as of December 31, 2007:

Series	Nominal value (in millions)	Term in years	Maturity Date	Annual rate %	Book value as of December 31, 2007 (in million of $)				Fair value as of December 31, 2007
					Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$87	3	December 2008 (a)	(b) 20.00	44	—	—	44	(c) 44
3	US$ 240	5	December 2010	9.25	756	1	(4)	753	767

				Total	800	1	(4)	797	811

(a)	The maturity dates of the two outstanding installments of this series are: June 2008 and December 2008, respectively.
(b)	Floating Badlar plus 6.5%. Badlar for the period December 22, 2007 through March 22, 2008 is 13.5688%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.
(c)	Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2007, the book value of this loan amounts to $37 (in February 2007, Personal prepaid US$8 million). In February 2008, Personal fully paid this loan at its maturity date for an aggregate amount of US$12 million, equivalent to $38.

On December 22, 2005, Personal entered into two Syndicated loans for US$ 69 million and $87, respectively. During 2007, Personal paid, on the due date, the Peso Facility and the Dollar Facility for an aggregate amount of $90 ($87 for principal and $3 for interest) and $219 ($215 for principal and $4 for interest), respectively.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

-	in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and US$ 3.2 million during fiscal year 2007. Additionally, during the first quarter of 2008, Nucleo cancelled US$ 1.6 million at the due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

•

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. During the last quarter of 2007, Nucleo cancelled, at the due date, Guaranies 27,860 million (equivalent to $18) and in January 2008, cancelled, at the due date, Guaranies 21,547 million (equivalent to $14). In January 2008, Nucleo renewed a loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with nine-month installments.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2007 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

On December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. The put option will be exercisable from January 31, 2008 through December 31, 2013.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

The Company has been informed by W de Argentina – Inversiones S.L. that the put option for the 2% has been exercised on February 1°, 2008. Besides, Sofora has informed that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter where the transfer of the shares of Sofora owned by said companies was informed, and requesting the transfer to be registered in favor of W de Argentina – Inversiones S.L.; (ii) Sofora answered the mentioned letter sent by France Câbles et Radio and Atlas Services Belgium requesting a copy of the previous authorization from the SC to said transfer of shares, authorization which is necessary according to the applicable rules and regulations in force. To this date, Sofora has not received any answer whatsoever and neither the buyers nor the sellers have submitted proof of said previous authorization; (iii) to the effect of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting to inform if, in accordance to the rules and regulations in force, the parties intervening in said transaction had to ask the previous authorization from the corresponding authorities; (iv) the petition to the SC was made to give certainty about Sofora’s behavior as regards the registration of the transfer as required by the interested parties; (v) as soon as the SC decides upon this matter, Sofora shall proceed to take the necessary steps to fulfill said decision. Likewise, W de Argentina – Inversiones S.L., has submitted a note to the Company informing that, from their point of view, the previous authorization by the SC is not necessary, and has additionally informed that legal actions have been brought on account of said reason.

W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the year and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	110.4
Redemption corresponding to fiscal year 2006 and thereafter	41.5	85.3

	317.0	650.3

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	39.0
Corresponding to fiscal year 2002	19.0	39.0
Corresponding to fiscal year 2003	19.0	39.0
Corresponding to fiscal year 2004	19.0	39.0
Corresponding to fiscal year 2005	19.0	39.0
Corresponding to fiscal year 2006	19.0	39.0
Corresponding to fiscal year 2007	19.0	39.0

	133.0	273.0

	450.0	923.3

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2007, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2007 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2007 Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until Telecom Argentina absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned the “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.	Income tax

As describe in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	Years ended December 31,
	2007	2006	2005
Current tax expense (i)	$(134)	$(8)	$(33)
Deferred tax expense	(246)	(51)	(503)
Valuation allowance	88	81	417
Current tax expense from discontinued operations	(63)	—	—

Income tax benefit (expense) (ii)	$(355)	$22	$(119)

(i)	In 2007, $(116) corresponds to Personal, $(17) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom and $(8) corresponds to Nucleo.

(ii)	In 2007, $(59) corresponds to Telecom, $(214) corresponds to Personal, $(18) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal and $(7) corresponds to Nucleo.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal and $(4) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are presented below:

	As of December 31, 2007					As of December 31, 2006
	Telecom	Personal	Nucleo	Nortel	Total
Tax loss carryforwards	$129	1	—	2	132	$722
Allowance for doubtful accounts	40	41	—	—	81	67
Provision for contingencies	109	20	—	—	129	113
Other deferred tax assets	95	22	—	1	118	96

Total deferred tax assets	373	84	—	3	460	998
Fixed assets	(70)	(36)	3	—	(103)	(167)
Inflation adjustments (i)	(491)	(32)	(4)	—	(527)	(702)
Estimated cash dividends receivable from foreign companies	—	(9)	(1)	—	(10)	—

Total deferred tax liabilities	(561)	(77)	(2)	—	(640)	(869)

Subtotal deferred tax assets (liabilities)	(188)	7	(2)	3	(180)	129
- Valuation allowance	(95)	(11)	—	(3)	(109)	(197)

Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	(4)	(2)	—	(289)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)	—		$(68)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the years ended December 31, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10.	Income tax (continued)

	Argentina	International	Total
Pre-tax income on a separate return basis	1,877	89	1,966
Non taxable items – Gain on equity investees	(875)	—	(875)
Non taxable items – Other	(32)	17	(15)

Subtotal	970	106	1,076
Statutory income tax rate	35%	(**) 10%

Income tax expense at statutory tax rate	(339)	(12)	(351)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance (*)	88	—	88

Income tax expense as of December 31, 2007	(273)	(19)	(292)

Pre-tax income on a separate return basis	397	79	476
Non taxable items – Gain on equity investees	(249)	—	(249)
Non taxable items – Other	(8)	(7)	(15)

Subtotal	140	72	212
Statutory income tax rate	35%	(**) 10%

Income tax expense at statutory tax rate	(51)	(7)	(58)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance (*)	81	—	81

Income tax benefit (expense) as of December 31, 2006	29	(7)	22

Pre-tax income on a separate return basis	2,001	27	2,028
Non taxable items – Loss on equity investees	(573)	—	(573)
Non taxable items – Other	25	(8)	17

Subtotal	1,453	19	1,472
Statutory income tax rate	35%	(**) 20%

Income tax expense at statutory tax rate	(507)	(4)	(511)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	417	—	417

Income tax expense as of December 31, 2005	(115)	(4)	(119)

(*)	In 2007, corresponds $(1) to the Company, $100 to Telecom and $(11) corresponds to Personal.

In 2006 and 2005, corresponds to Telecom.

(**)	In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

As of December 31, 2007 the Company and the Telecom Group had accumulated operating tax loss carryforwards of $132. The following table details the operating tax loss carryforwards segregated by company:

	Amounts unused
Expiration year	Telecom Argentina	Personal	Nortel	Total consolidated
2007	95	—	—	95
2009	34	—	—	34
2010	—	—	1	1
2011	—	1	1	2

Total	$129	$1	$2	$132

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2007, a valuation allowance for an amount of $95 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

11.	Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary's license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $846 as of December 31, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of Telecom Argentina, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2007, Telecom Argentina has established reserves in an aggregate amount of $368 to cover potential losses under these claims and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2007, these restricted funds totaled $23. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom Argentina’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Telecom Argentina's management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom Argentina, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of December 31, 2007, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company appealed the decision to the Argentine Supreme Court of Justice.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on Telecom Argentina´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations

(a) Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million (equivalent to $182).

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, Telecom could enter into an agreement with other providers.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(b) Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom should be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(c) Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, Telecom has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Income from discontinued operations”, is as follows:

•	Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3

Total current assets	44

Other receivables, net	6
Fixed assets	4

Total non-current assets	10

Total assets	54

Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2

Total current liabilities	24

Contingencies	7

Total non-current liabilities	7

Total liabilities	31
Shareholders’ equity	23

Total liabilities and shareholders’ equity	54

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

•	Results from discontinued operations

	Years ended December 31,
Income from the operations	2007	2006	2005
Net sales	3	65	50
Salaries and social security	(2)	(11)	(14)
Taxes	—	(1)	(1)
Maintenance, materials and supplies	—	(22)	(19)
Bad debt expense	—	(1)	(1)
Fees for services	—	(1)	—
Advertising	(1)	(3)	(2)
Other commissions	—	(3)	(2)
Others	(1)	(4)	(3)

Operating (loss) income before depreciation and amortization	(1)	19	8
Depreciation of fixed assets and amortization of intangible assets	—	(1)	(1)

Operating (loss) income	(1)	18	7
Financial results, net	1	2	2
Other expenses, net	—	(2)	(3)

Net income before income tax	—	18	6
Income tax benefit (expense)	1	(5)	(3)

Net income from the operations	1	13	3

Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	—	—
Equity value at March 31, 2007	(15)	—	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—	—

Net income before income taxes	164	—	—
Income taxes	(63)	—	—

Net income from assets disposal	101	—	—
Minority interest	(46)	(6)	(1)

Income from discontinued operations	56	7	2

•	Cash flows from discontinued operations

	Years ended December 31,
	2007	2006	2005
Net income	1	13	3
Allowance for doubtful accounts	—	1	1
Depreciation of fixed assets and amortization of intangible assets	—	1	1
Provision for lawsuits and contingencies	(1)	1	2
Income tax	(1)	5	3
Net decrease (increase) in assets	7	(21)	(2)
Net decrease in liabilities	(7)	(1)	(6)

Total cash flows provided by (used in) operating activities	(1)	(1)	2

Fixed assets acquisitions	—	—	(1)

Total cash flows used in investing activities	—	—	(1)

(Decrease) increase in cash and cash equivalents	(1)	(1)	1
Cash and cash equivalents at the beginning of year	1	2	1

Cash and cash equivalents at the end of the year	—	1	2

13 – Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

Telecom Argentina engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the useful lives of their fixed assets as from September 30, 2007. As a result of the work, the independent appraisals confirmed the appropriateness of the useful lives of Telecom Argentina and Personal’s fixed assets with any exceptions as follows:

•	Personal

The report confirmed the appropriateness of the useful lives of Personal’s fixed assets with the following considerations:

GSM technology equipment balances are included within fixed asset line items categorized as “Wireless network access” and “Switching”. The independent report states that GSM technology in Argentina may be seriously affected by new replacement technology during the year 2015. The specialist recommended to extend only the remaining useful life of the 2005-2006 acquisitions by 2 years and to perform a new reassessment by the end of fiscal year 2009.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets (up to December 2009).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13 – Changes of useful lives of fixed assets in the Telecom Group (continued)

•	Telecom Argentina

The improvement in the use and installation techniques of the cables added to the acquisition of fiber optic of higher technology, were considered as new facts necessary to the proper reassessment of the remaining useful life of the fiber optic network, included in the item line Transmission equipment. Accordingly, the recommendation of the independent appraisals was to extend the remaining useful life assigned to such assets by 10 years as from September 30, 2007. Additionally, they recommended for the new assets as from October 1, 2007 a new depreciation rate (20 years).

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from October 1, 2007. This change resulted in a $14 decrease in depreciation expense for the year ended December 31, 2007 ($9 in the Voice, data and Internet segment and $ 5 in the Wireless segment).

In addition, Personal decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $84 in order to be fully depreciated by March 31, 2008. The net book value of the TDMA network as of December 31, 2007, is $63.

14.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Wireless	Personal
Nucleo

(i)	Dormant entity at December 31, 2007.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2007, 2006 and 2005, more than 95 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

For the year ended December 31, 2007

☐     Income statement information

	Voice, data and Internet	Wireless			Nortel	Total
Results from continuing operations	(a)	Personal	Nucleo	Subtotal
Services	3,284	4,756	426	5,182	—	8,466
Equipment sales	18	583	7	590	—	608

Net sales	3,302	5,339	433	5,772	—	9,074

Salaries and social security	(744)	(188)	(28)	(216)	(1)	(961)
Taxes	(196)	(453)	(11)	(464)	—	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	—	(447)
Bad debt expense	(12)	(57)	(2)	(59)	—	(71)
Interconnection costs	(151)	—	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	—	(101)
Fees for services	(140)	(151)	(9)	(160)	(2)	(302)
Advertising	(89)	(195)	(22)	(217)	—	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	—	(704)
Other commissions	(46)	(80)	(4)	(84)	—	(130)
Roaming	—	(149)	(2)	(151)	—	(151)
Charges for TLRD	—	(556)	(53)	(609)	—	(609)
Cost of sales	(18)	(867)	(8)	(875)	—	(893)
Others	(188)	(184)	(29)	(213)	—	(401)

Operating income before depreciation and amortization	1,186	1,692	174	1,866	(3)	3,049
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	—	(1,416)

Operating income	358	1,182	96	1,278	(3)	1,633
Financial results, net	(262)	(185)	6	(179)	—	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(3)	(98)

Net income before income tax and minority interest	35	962	100	1,062	(6)	1,091
Income tax, net	(60)	(214)	(18)	(232)	—	(292)
Minority interest	—	—	(23)	(23)	(354)	(377)

Net (loss) income from continuing operations	(25)	748	59	807	(360)	422
Income from discontinued operations (Note 12)	102	—	—	—	(46)	56

Net income	77	748	59	807	(406)	884
(a) Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

☐ Balance sheet information
Fixed assets, net	3,927	1,494	317	1,811	—	5,738
Intangible assets, net	154	606	—	606	—	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	—	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	—	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	—	(39)
Net financial debt	(1,358)	(613)	(23)	(635)	—	(1,994)
☐ Cash flow information
Cash flows provided by operating activities	1,738	1,052	156	1,208	(4)	2,942

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	—	(1.243)
Increase in investments not considered as cash and cash equivalents and other	(329)	—	—	—	(1)	(330)

Total cash flows used in investing activities	(929)	(547)	(96)	(643)	(1)	(1,573)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	—	45
Payment of debt	(889)	(371)	(30)	(401)	—	(1.290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	—	(293)
Dividends paid	—	—	(38)	(38)	—	(38)

Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	—	(1,576)

Increase (decrease) in cash and cash equivalents	(262)	26	34	60	(5)	(207)
Cash and cash equivalents at the beginning of the year	409	221	31	252	4	665

Cash and cash equivalents at the end of the year	147	247	65	312	(1)	458

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

For the year ended December 31, 2006

☐    Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
		Personal	Nucleo	Subtotal
Services	3,046	3,428	347	3,775	—	6,821
Equipment sales	7	536	8	544	—	551

Net sales	3,053	3,964	355	4,319	—	7,372

Salaries and social security	(663)	(146)	(20)	(166)	(1)	(830)
Taxes	(175)	(355)	(9)	(364)	—	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	—	(317)
Bad debt expense	(16)	(46)	(1)	(47)	—	(63)
Interconnection costs	(159)	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	(56)
Fees for services	(107)	(141)	(11)	(152)	(1)	(260)
Advertising	(70)	(137)	(18)	(155)	—	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	(548)
Other commissions	(42)	(66)	(5)	(71)	—	(113)
Roaming	—	(135)	(2)	(137)	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	(445)
Cost of sales	(26)	(963)	(10)	(973)	—	(999)
Others	(144)	(127)	(16)	(143)	—	(287)

Operating income before depreciation and amortization	1,262	873	150	1,023	(2)	2,283
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	—	(1,391)

Operating income	327	490	77	567	(2)	892
Gain (loss) on equity investees	(1)	6	—	6	—	5
Financial results, net	(375)	(122)	13	(109)	—	(484)
Other expenses, net	(137)	(48)	1	(47)	(2)	(186)

Net (loss) income before income tax and minority interest	(186)	326	91	417	(4)	227
Income tax, net	33	(4)	(7)	(11)	—	22
Minority interest	—	—	(22)	(22)	(105)	(127)

Net (loss) income from continuing operations	(153)	322	62	384	(109)	122
Income from discontinued operations (Note 12)	13	—	—	—	(6)	7

Net (loss) income	(140)	322	62	384	(115)	129
(a) Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

☐ Balance sheet information

Fixed assets, net	4,047	1,449	243	1,692	—	5,739
Intangible assets, net	147	622	12	634	—	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	—	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	—	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	4	(3,348)

☐ Cash flow information

Cash flows provided by operating activities	1,606	647	107	754	(4)	2,356
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(984)	(73)	(56)	(129)	—	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	—	(414)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	(4)

Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	—	(1,495)
(Decrease) increase in cash and cash equivalents	(34)	67	28	95	(4)	57
Cash and cash equivalents at the beginning of the year	443	154	3	157	8	608

Cash and cash equivalents at the end of the year	409	221	31	252	4	665

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

For the year ended December 31, 2005

☐    Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
		Personal	Nucleo	Subtotal
Services	2,864	2,254	211	2,465	—	5,329
Equipment sales	7	322	10	332	—	339

Net sales	2,871	2,576	221	2,797	—	5,668

Salaries and social security	(558)	(99)	(14)	(113)	(1)	(672)
Taxes	(165)	(223)	(6)	(229)	—	(394)
Maintenance, materials and supplies	(197)	(69)	(10)	(79)	—	(276)
Bad debt expense	(5)	(22)	(1)	(23)	—	(28)
Interconnection costs	(144)	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	(48)
Fees for services	(79)	(81)	(5)	(86)	(1)	(166)
Advertising	(41)	(100)	(9)	(109)	—	(150)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	(386)
Other commissions	(39)	(37)	(1)	(38)	—	(77)
Roaming	—	(114)	(1)	(115)	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	(271)
Cost of sales	(10)	(602)	(11)	(613)	—	(623)
Others	(119)	(94)	(19)	(113)	—	(232)

Operating income before depreciation and amortization	1,373	530	91	621	(2)	1,992
Depreciation of fixed assets and amortization of intangible assets	(1,084)	(357)	(56)	(413)	—	(1,497)

Operating income	289	173	35	208	(2)	495
Gain on equity investees	7	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	—	(308)
Other expenses, net	(111)	(52)	1	(51)	(1)	(163)
Gain on debt restructuring	1,424	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	(3)	1,455
Income tax, net	(219)	104	(4)	100	—	(119)
Minority interest	—	—	(8)	(8)	(603)	(611)

Net income from continuing operations	1,273	35	23	58	(606)	725
Income from discontinued operations (Note 12)	3	—	—	—	(1)	2

Net income	1,276	35	23	58	(607)	727

(a)    Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

☐ Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	—	5,958
Intangible assets, net	91	644	26	670	—	761
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	—	(1,453)
Amortization of intangible assets (without debt issue costs)	(9)	(20)	(15)	(35)	—	(44)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	8	(4,253)

☐ Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	(2)	1,963

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	—	(580)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	—	88

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	(4,392)

(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	(2)	(2,337)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	10	2,949

Cash and cash equivalents at the end of the year	443	154	3	157	8	608

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Investments	—	4

Total current assets	—	4

Non-Current Assets
Investments	1,660	1,165

Total non-current assets	1,660	1,165

TOTAL ASSETS	$1,660	$1,169

LIABILITIES
Current Liabilities
Debt	$1	$—
Taxes payable	3	2

Total current liabilities	4	2
Non-Current Liabilities
Debt	1	—

Total non-current liabilities	1	—

TOTAL LIABILITIES	$5	$2

SHAREHOLDERS’ EQUITY	$1,665	$1,167

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,660	$1,169

Statements of income:

	Years ended December 31,
	2007	2006	2005
Equity gain from related companies	$484	$133	$730
General and administrative expenses	(3)	(2)	(2)
Other expenses, net	(3)	(2)	(1)

Net income	$478	$129	$727

Condensed statements of cash flows:

	Years ended December 31,
	2007	2006	2005
Cash flows used in operating activities	$(4)	$(4)	$(2)
Cash flows from investing activities	(1)	—	—
Cash flows from financing activities	1	—	—
Decrease in cash and cash equivalents	(4)	(4)	(2)
Cash and cash equivalents at the beginning of year	4	8	10

Cash and cash equivalents at year-end	$—	$4	$8

16.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	109	4	—	—	—	113
Building	1,450	—	—	8	(2)	1,456
Tower and pole	352	—	5	19	(1)	375
Transmission equipment	4,018	17	20	221	(8)	4,268
Wireless network access	1,551	—	—	49	(13)	1,587
Switching equipment	4,136	3	8	152	(1)	4,298
Power equipment	562	1	7	24	(1)	593
External wiring	6,065	—	6	125	(2)	6,194
Computer equipment	3,008	9	17	372	(1)	3,405
Telephony equipment and instruments	831	7	18	7	—	863
Equipment lent to customers at no cost	71	33	12	7	(2)	121
Vehicles	121	26	—	—	(15)	132
Furniture	74	1	1	1	—	77
Installations	316	—	3	8	—	327
Improvements in third parties buildings	84	—	—	18	—	102
Work in progress	451	1,174	12	(1,011)	—	626

Subtotal	23,199	(a) 1,275	109	—	(46)	24,537
Asset retirement obligations	25	2	—	—	(1)	26
Materials	155	(b) 139	1	—	(80)	215
Total as of December 31, 2007	23,379	1,416	110	—	(127)	24,778

Total as of December 31, 2006	22,611	1,176	136	—	(545)	23,378

Principal account	Depreciation						Net carrying value as of December 31, 2007	Net carrying value as of December 31, 2006
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year

Land	—	—	—	—	—	—	113	109
Building	(768)	4 –10	(58)	—	2	(824)	632	682
Tower and pole	(253)	5 – 8	(15)	(2)	—	(270)	105	99
Transmission equipment	(3,333)	11 –14	(228)	(13)	8	(3,566)	702	685
Wireless network access	(1,119)	11 – 14	(194)	—	13	(1,300)	287	432
Switching equipment	(3,418)	11 – 15	(266)	(6)	1	(3,689)	609	718
Power equipment	(448)	10 – 11	(36)	(4)	—	(488)	105	114
External wiring	(4,456)	6	(287)	(3)	1	(4,745)	1,449	1,609
Computer equipment	(2,541)	18 – 22	(208)	(14)	1	(2,762)	643	467
Telephony equipment and instruments	(771)	11 – 18	(29)	(12)	—	(812)	51	60
Equipment lent to customers at no cost	(67)	50	(13)	(11)	2	(89)	32	4
Vehicles	(77)	20	(13)	—	15	(75)	57	44
Furniture	(56)	10	(6)	(1)	—	(63)	14	18
Installations	(233)	8 – 25	(13)	(2)	—	(248)	79	83
Improvements in third parties buildings	(63)	3	(6)	—	—	(69)	33	21
Work in progress	—	—	—	—	—	—	626	451

Subtotal	(17,603)		(1,372)	(68)	43	(19,000)	5,537	5,596
Asset retirement obligations	(15)	16 – 21	(5)	—	—	(20)	6	10
Materials	—		—	—	—	—	215	155

Total as of December 31, 2007	(17,618)		(c) (1,377)	(68)	43	(19,020)	5,758	5,761

Total as of December 31, 2006	(16,653)		(c) (1,342)	(85)	463	(17,617)	5,761

(a)	Includes $13 in Transmission equipment, $27 in Equipment lent to customers at no cost, $2 in Telephony equipment and instruments and $339 in Work in progress, transferred from materials.
(b)	Net of $381 transferred to fixed assets.
(c)	Includes $(104) and $(104), in December 2007 and 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	440	—	6	—	446
Debt issue costs	54	—	3	(20)	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	30	—	211
Rights of use	140	24	—	—	164
Exclusivity agreements	62	3	—	(11)	54

Total as of December 31, 2007	1,535	27	39	(31)	1,570

Total as of December 31, 2006	1,516	72	53	(106)	1,535

	Amortization					Net carrying value as of December 31, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year
Software obtained or developed for internal use	(420)	(13)	(6)	—	(439)	7	20
Debt issue costs	(28)	(11)	(3)	20	(22)	15	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(13)	(28)	—	(211)	—	11
Rights of use	(35)	(10)	—	—	(45)	119	105
Exclusivity agreements	(31)	(3)	—	11	(23)	31	31

Total as of December 31, 2007	(754)	(a) (50)	(37)	31	(810)	760	781

Total as of December 31, 2006	(755)	(b) (59)	(45)	105	(754)	781

a)	An amount of $(35) is included in cost of services, $(1) in general and administrative expenses, $(3) in selling expenses and $(11) in financial results, net.
b)	An amount of $(46) is included in cost of services, $(3) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2007	Cost value as of December 31, 2007	Book value as of December 31, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.24	56,816,602	71	71	71	27
Optimun CDB $ Clase B	$1.75	2,967,846	5	5	5	7
Lombard Renta $	$2.48	9,317,848	23	23	23	—
Other mutual funds			—	—	—	39

Total mutual funds			99	99	99	73

Total current investments			99	99	99	73

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2007	Book value as of
		December 31, 2007	December 31, 2006
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$282	$283	$363
In Argentine pesos	31	31	199

	$313	$314	$562

With an original maturity of more than three months
In foreign currency	$532	$534	$—

	$532	$534	$—

Total current investments	$845	$848	$562

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Regulatory contingencies	—	—	(f) 14	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Allowance for doubtful accounts and other assets	16	—	5	(10)	11

Total deducted from current assets	133	78	19	(63)	167

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	197	—	—	(d) (88)	109
Regulatory contingencies	—	42	(f) 22	—	64
Allowance for doubtful accounts and other assets	23	7	(5)	—	25
Write-off of materials	22	—	—	(2)	20

Total deducted from non-current assets	242	49	17	(90)	218

Total deducted from assets	375	(b) 127	36	(153)	385

Included under current liabilities
Provision for contingencies	85	—	14	(e) (50)	49

Total included under current liabilities	85	—	14	(50)	49

Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243

Total included under non-current liabilities	234	79	(70)	—	243

Total included under liabilities	319	(c) 79	(f) (56)	(50)	292

(a)	As of December 31, 2007 and 2006 this allowance is included in Taxes payable non-current.
(b)	Includes $71 in selling expenses and $56 in other expenses, net.
(c)	Included in other expenses, net.
(d)	Included in income tax.
(e)	Includes $8 by application of SC Resolution No. 41/07.
(f)	Reclassified $36 to other receivables – “Regulatory contingencies” and $20 to other liabilities – “Contingencies payable”.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	64	—	(56)	105
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16

Total deducted from current assets	113	79	2	(61)	133

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	278	—	—	(81)	197
Allowance for doubtful accounts and other assets	20	5	(2)	—	23
Write-off of materials	—	22	—	—	22

Total deducted from non-current assets	298	27	(2)	(d) (81)	242

Total deducted from assets	411	(g) 106	—	(142)	375

Included under current liabilities
Provision for contingencies	108	57	101	(181)	85

Total included under current liabilities	108	57	101	(181)	85

Included under non-current liabilities
Provision for contingencies	239	96	(101)	—	234

Total included under non-current liabilities	239	96	(101)	—	234

Total included under liabilities	347	(h) 153	—	(181)	319

(g)	Includes $63 in selling expenses, $1 in foreign currency translation adjustments and $42 in other expenses, net.
(h)	Includes $57 in selling expenses and $96 in other expenses, net.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2007	2006	2005
Inventory balance at the beginning of the year	$188	$113	$82
Plus:
Purchases	927	1,060	664
Holding results on inventories	(59)	(5)	(14)
Wireless handsets lent to customers at no cost (a)	(5)	(4)	(3)
Replacements	(2)	(4)	(3)
Foreign currency translation adjustments in inventory	1	1	—
Cost of services (Note 16.h)	4,088	3,511	3,063
Less:
Inventory balance at year end	(175)	(188)	(113)

COST OF SERVICES	$4,963	$4,484	$3,676

(a)	Under certain circumstances, Personal lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of Personal and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2007	2006	2005
Services
Net sales	$8,466	$6,821	$5,329
Cost of sales	(4,070)	(3,485)	(3,053)

Gross profit from services	$4,396	$3,336	$2,276

Handsets
Net sales	$590	$544	$332
Cost of sales	(875)	(973)	(613)

Gross loss from handsets	$(285)	$(429)	$(281)

Voice, Internet and data equipment
Net sales	$18	$7	$7
Cost of sales	(18)	(26)	(10)

Gross loss from handsets	$—	$(19)	$(3)

TOTAL GROSS PROFIT	$4,111	$2,888	$1,992

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2007				As of December 31, 2006
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	—	—	$—	$3
	G	—	—	—	3
Bank accounts	US$	3	3.14900	10	2
	G	15,224	0.0006413	10	7
Investments
Time deposits	US$	242	3.14900	761	347
	EURO	11	4.63150	49	14
		¥235	0.02793	7	2
Accounts receivable
	US$	22	3.14900	69	50
	G	36,510	0.0006413	23	23
Related parties	US$	2	3.14900	7	4
Other receivables
Prepaid expenses	US$	2	3.14900	7	5
	G	2,187	0.0006413	2	1
Tax credits	G	—	—	—	2
Derivatives	US$	67	3.14900	212	—
Others	US$	2	3.14900	5	17
	G	2,251	0.0006413	2	2
Non-current assets
Other receivables
Derivatives	US$	—	—	—	85

Total assets				$1,164	$567

Current liabilities
Accounts payable
Suppliers	US$	178	3.14900	$561	$472
	G	26,639	0.0006413	17	11
	EURO	6	4.63150	28	29
Deferred revenues	G	15,578	0.0006413	10	8
Related parties	US$	4	3.14900	12	32
	EURO	3	4.63150	12	7
Debt
Notes – Principal	US$	196	3.14900	617	569
	EURO	133	4.63150	618	347
		¥3,080	0.02793	86	51
Banks loans and others – Principal	US$	15	3.14900	47	247
	G	46,681	0.0006413	22	—
Accrued interest	US$	5	3.14900	15	24
	EURO	3	4.63150	14	16
		¥29	0.02793	1	1
Derivatives	US$	1	3.14900	3	5
Salaries and social security payable
Vacation, bonuses and social security payable.	G	1,855	0.0006413	1	1
Taxes payable
Income tax	G	2,020	0.0006413	1	3
VAT	G	1,794	0.0006413	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.14900	7	6
Others	G	952	0.0006413	1	—
Non-current liabilities
Debt
Notes – Principal	US$	273	3.14900	859	1,366
	EURO	173	4.63150	799	1,195
		¥3,987	0.02793	111	176
Banks loans and others – Principal	US$	2	3.14900	5	51
Gain on discounting of debt	US$	(3)	3.14900	(8)	(20)
	EURO	(10)	4.63150	(45)	(105)
		¥(304)	0.02793	(9)	(21)
Taxes payable
Deferred tax assets	G	2,258	0.0006413	2	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	19	3.14900	60	49

Total liabilities				$3,848	$4,519

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(h) Expenses

	Expenses			Capitalized and recoverable costs		Year ended December 31, 2007
	Cost of services	General and administrative	Selling
Salaries and social security	$420	$163	$378		$30	$991
Depreciation of fixed assets	1,227	52	98		—	1,377
Amortization of intangible assets	35	1	3		—	39
Taxes	241	4	45		—	290
Turnover tax	370	—	—		—	370
Maintenance, materials and supplies	344	24	79		—	447
Cost of voice, Internet and data equipment sales	18	—	—		—	18
Cost of directories publishing	2	—	—		—	2
Bad debt expense	—	—	71		—	71
Interconnection costs	151	—	—		—	151
Cost of international outbound calls	138	—	—		—	138
Lease of circuits	101	—	—		—	101
Fees for services	59	76	167		—	302
Advertising	—	—	306		—	306
Agent commissions and distribution of prepaid cards commissions	—	—	704		—	704
Other commissions	—	1	129		—	130
Roaming	151	—	—		—	151
Charges for TLRD	609	—	—		—	609
Transportation and freight	16	9	117		—	142
Insurance	2	4	5		—	11
Energy, water and others	55	6	7		—	68
Rental expense	80	3	17		—	100
Others	69	2	7		—	78

Total	$4,088	$345	$2,133	$	(a) 30	$6,596

a)	Included $18 in Non-current assets – “Credit on SC Resolution No. 41/07” and $12 capitalized in Fixed assets – “Work in progress”.

	Expenses			Fixed assets Work in progress	Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$383	$132	$315	$10	$840
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	3	—	49
Taxes	213	2	36	—	251
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies.	229	13	75	—	317
Cost of voice, Internet and data equipment sales	26	—	—	—	26
Bad debt expense	—	—	63	—	63
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Fees for services	63	57	140	—	260
Advertising	—	—	225	—	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	111	—	113
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Transportation and freight	16	7	60	—	83
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Rental expense	61	3	13	—	77
Others	49	2	3	—	54

Total	$3,511	$269	$1,727	$10	$5,517

	Expenses			Year ended December 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$313	$121	$238	$672
Depreciation of fixed assets	1,278	37	138	1,453
Amortization of intangible assets	39	—	5	44
Taxes	139	5	32	176
Turnover tax	218	—	—	218
Maintenance, materials and supplies.	218	10	48	276
Cost of voice, Internet and data equipment sales	10	—	—	10
Bad debt expense	—	—	28	28
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Fees for services	33	52	81	166
Advertising	—	—	150	150
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	77	77
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Transportation and freight	14	5	42	61
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Rental expense	47	3	10	60
Others	40	—	9	49

Total	$3,063	$238	$1,259	$4,560

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	234	—	—	—	—	—	—

Not due
First quarter 2008	947	661	75	1,641	64	80	246	36
Second quarter 2008	—	3	51	—	831	34	23	4
Third quarter 2008	—	—	10	—	5	25	—	4
Fourth quarter 2008	—	—	196	—	574	25	—	6
January 2009 thru December 2009	—	—	263	—	1,034	12	—	11
January 2010 thru December 2010	—	—	10	—	752	9	—	26
January 2011 and thereafter	—	—	9	—	—	22	—	83
Not date due established	1	—	—	—	(62)	—	289	—

Total not due	948	664	614	1,641	3,198	207	558	170

Total as of December 31, 2007	948	898	614	1,641	3,198	207	558	170

Balances bearing interest	947	234	—	—	3,198	—	—	17
Balances not bearing interest	1	664	614	1,641	—	207	558	153

Total	948	898	614	1,641	3,198	207	558	170

Average annual interest rate (%)	5.44	(a)	—	—	(b)	—	—	6.00

(a)	$162 bear 50% over the Banco Nación Argentina notes payable discount rate and $72 bear 28.59%.
(b)	See Note 8.

Franco Livini
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“Nortel”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of Nortel and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Argentina.

4.	In compliance with current regulations, we report that:

a.	the financial statements of Nortel have been transcribed to the Inventory and Balance Sheet book and comply, as regards to those matters that are within our competence, with relevant rules and regulations of the Commercial Corporation Law and CNV;

b.	the financial statements of Nortel at December 31, 2007 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c.	we have read the accompanying Operating and Financial Review and Prospects on which, as regards to those matters that are within our competence, we have no observations to make;

d.	as of December 31, 2007, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 15,922.02, none of which was claimable at that date.

e.	during the fiscal year ended December 31, 2007, we have billed audit and audit related service fees rendered to the Company, which represent 100% of the total fees for all services billed to the Company, 3% of total audit and audit related services billed to the Company, its parent company, its subsidiaries and its affiliates, and 3% of the total fees invoiced to the Company, its parent company, its subsidiaries and its affiliates.

City of Buenos Aires, March 7, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Dr. Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2007

(In millions of Argentine pesos or as expressly indicated)

1.	The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2007 and the Special Meeting of Preferred Shares “A” Shareholders held on April 27, 2007 approved, among other issues:

•	Fiscal year 2006, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2006 be carried forward.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 19th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2007.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached a net gain of $478 for the fiscal year ended December 31, 2007 (“FY07”). This gain was mainly generated by equity income from related companies.

2.	The Telecom Group

Telecom Argentina reached Net income of $884 for FY07.

OPBDA increased by 34% (+$767) to $3,052 (34% of Net sales). This level of operating profits before depreciation and amortization is consequence of the substantial improvement in revenues, together with a better efficiency in costs.

	Years ended December 31,
Continuing operations	2007	2006
Net sales	9,074	7,372
Cost of services	(4,963)	(4,484)

Gross profit	4,111	2,888
General and administrative expenses	(342)	(267)
Selling expenses	(2,133)	(1,727)

Operating income	1,636	894
Gain on equity investees	—	5
Financial results, net	(441)	(484)
Other expenses, net	(98)	(184)

Net income before income tax and minority interest	1,097	231
Income tax benefit (expense), net	(292)	22
Minority interest	(23)	(22)

Net income from continuing operations	782	231
Net income from discontinued operations	102	13

Net income	884	244

Net income per share (in pesos)	0.90	0.25

1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

2.1	Company activities

•	Net sales

During FY07, Net sales increased 23% (+$1,702 vs. FY06) to $9,074, mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Revenues generated by these services amounted to $3,302, +8% vs. FY06.

•	Voice

Total revenues for this service reached $2,601 (+5% vs. FY06), despite there was no increase in regulated tariffs during the period.

Monthly Charges and Supplementary Services increased by $30 or 4%, to $746, as a consequence of higher number of lines in service (+3%), reaching 4.2 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,230, with an increase of 4% vs. FY06.

Interconnection revenues amounted to $373 (+17%), mainly fueled by traffic originating in cellular lines but transported by and terminated in fixed-line network.

Other revenues reached $252, barely exceeding $250 in FY06. This amount was affected by an increase in billing & collecting commission and handset sales but partially compensated by a decrease in public telephony revenues.

•	Internet and data transmission

Total revenues coming from Internet services reached $528 (+23% vs. FY06), due to the increase in the broadband business, driven by commercial promotions, innovation of service portfolio and better network coverage.

Moreover, Telecom’s broadband subscribers reached 783,000 as of December 2007(+71% vs. Dec-06). Therefore, lines with this type of connections represent approximately 19% of Telecom’s fixed-lines in service.

Telecom confirms its market oriented approach, based on delivering higher velocity solutions, allowing its customers to access increasingly complex multimedia content as well as new value- added services. Since October, Telecom Argentina has improved its broadband portfolio by automatically upgrading its Arnet 640 K customers to Arnet 1 Mb product. In addition, Telecom launched the Arnet 20 Mb product, the fastest connection available in the Argentine market.

Revenues generated by Data transmission amounted to $173, (+11% vs. FY06). The Company continues actively working with the corporate market, as well as with the Government sector, providing know-how and experience in telecommunication skills, supplying tailor-made and converging systems that integrate voice & data services –for both fixed and cellular services- together with multimedia solutions, all with the latest generation technology, leading the development of VPN-IP (Virtual Private Net on Internet Protocol) and MPLS (Multi Protocol Label Switching) networks.

In connection with the Government sector, Telecom assists on e-government enterprises, such as solution for administrative management, 911, emergency services and cameras for security and medical treatment. Furthermore, regarding ICT, the Company has endorsed the development of data networks. Therefore, Telecom Datacenter experienced an important growth, assuring high availability of broadband connectivity, outsourcing and contingency solutions to its clients.

2

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Cellular Telephony

The Cellular Telephony business achieved consolidated growth and increased its participation in the Group’s total revenues (64% vs. 59% in FY06). During FY07 this business generated revenues of $5,772 (+34% vs. FY06). Total subscribers reached 12.3 million.

•	Personal in Argentina

As of December 31, 2007, Personal’s subscribers reached 10.7 million in Argentina (+2.3 or +27% vs. FY06). Approximately 66% of the overall subscriber base was prepaid and 34% was postpaid.

Total voice traffic increased by 31% vs. FY06 while outgoing SMS traffic confirming its higher usage increased from an average of 741 million messages in 4Q06 to an average of 1,016 million (+37%) in 4Q07. Because of this enhancement in traffic and the use of value added services, the Average Monthly Revenue per User (“ARPU”) increased by $42 in 4Q07, compared to $40 in 4Q06, positioning the Company as one of the highest ARPUs in the market. Likewise, ARPU determined on an annual basis remained stable at $39 in FY07 compared to FY06.

Revenues totaled $5,339 (+$1,375 or +35% vs. FY06). Service revenues increased by $1,328 or 39% vs. FY06, while handset sales grew by 9% in the period.

Reconfirming its strong focus on technological innovation, Personal continued the expansion of its Third Generation Network (3G/3.5G). In anticipation to the summer season, during 4Q07, the Company introduced the latest services for 3G in main Argentine tourist cities and also in Uruguay, adding them to those existing coverage available in Buenos Aires, Cordoba and Rosario.

In terms of products and services, further agreements to introduce exclusive mobile content to the Multimedia Portal WAP were executed. The development of innovative value-added services was also such enhanced, with Full Track Download (Full MP3) and instant messages, together with MSN.

In addition, Personal continued with the expansion of its commercial network by opening new customer offices. As of December 2007, Personal counted with 45 commercial offices, gaining commercial capillarity and confirming its institutional presence throughout Argentina. Accordingly, customer satisfaction was enhanced, mainly by improving waiting time and increasing dedicated attention.

•	Nucleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $433 (+22% vs. FY06).

By the end of the year 2007, the subscriber base reached approximately 1.6 million, +40% vs. FY06. Prepaid and Postpaid customers represented 90% and 10%, respectively.

	Years ended December 31,
	2007	2006
National fixed telephone service	2,331	2,225
International telephone service	270	242
Data transmission	173	156
Internet	528	430

Voice, data and Internet	3,302	3,053
Wireless – Personal	5,339	3,964
Wireless – Nucleo	433	355

Total net sales	9,074	7,372

3

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled $7,438 in FY07, which represents an increase of $960 or +15% vs. FY06. Notwithstanding, as a percentage of Net Revenues, this evolution represents a decrease of 600 basis points (88% in FY06 vs. 82% in FY07) which means an improvement in efficiency and better use of costs.

The breakdown of costs is as follow:

- Salaries and Social Security Contributions: $960 (+16%), affected by raising salaries and an increase of cellular business personnel (+283).

- Taxes: $660 (+22%), in line with the general evolution of revenue volume.

- Agents and Prepaid Card Commissions: $704 (+28%), due to the expansion of subscribers and the level of the prepaid cards sold.

- Advertising: $306 (+36%) to support commercial activity in cellular telephony and internet.

- Cost of Voice, Data & Cellular handsets: decreased to $893 (-11%) as a consequence of fewer handset sales, taking into account the level of market penetration reached and due to a lower number of handsets upgrade.

- TLRD and Roaming: $760 (+31%) due to increased traffic among cellular operators.

- Depreciation of Fixed and Intangible Assets: $1,416, stable when compared to FY06. Fixed-line telephony totaled $828 and Cellular telephony $588.

	Years ended December 31,
	2007	2006
Salaries and social security	(960)	(829)
Taxes	(660)	(539)
Maintenance, materials and supplies	(447)	(317)
Bad debt expense	(71)	(63)
Interconnection costs	(151)	(159)
Cost of international outbound calls	(138)	(111)
Lease of circuits	(101)	(56)
Fees for services	(300)	(259)
Advertising	(306)	(225)
Agent commissions and distribution of prepaid cards commissions	(704)	(548)
Other commissions	(130)	(113)
Roaming	(151)	(137)
Charges for TLRD	(609)	(445)
Cost of voice and data equipment sales and wireless handsets	(893)	(999)
Others	(401)	(287)

Subtotal	(6,022)	(5,087)
Depreciation of fixed assets	(1,377)	(1,342)
Amortization of intangibles assets	(39)	(49)

Operating costs	(7,438)	(6,478)

•	Financial results, net

Financial results, net resulted in a loss of $441, as compared to the $484 loss registered in FY06. Although net interest decreased by $145 such reduction was compensated by the effect of foreign currency exchange (-$42) and holding losses on inventories ($54).

•	Net financial debt

As of December 31, 2007, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to $2,055, a reduction of $1,443 as compared to December 2006. This decrease is due to the generation of operating cash flow and the result of Publicom sale that permitted debt cancellation for $1,290 ($889 in Telecom Argentina and $401 in Telecom Personal).

•	Capital expenditures

A total amount of $1,441 (including material by $139) was invested in fixed and intangibles assets. Such amount was allocated between the Voice, Data and Internet businesses ($799) and the cellular business ($642).

Main Capex projects the Voice, Data and Internet Businesses related to the expansion of broadband services and the upgrade of the network for services of a new generation, while in the cellular business, improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services, were areas of focus.

4

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Commercial Initiatives

Within the technological upgrade initiated by Telecom in the fixed-line business, three outstanding announcements were made:

In connection with SMEs target, Telecom renewed its portfolio of services, with integrated solutions that combine fixed and mobile telephony, data transmission and internet, thus strengthening its position as integrated provider of telecommunication solutions.

Regarding the mass market, the Company launched for the first time in the country, the SMS (Short Message Service) for fixed lines, as a first step of several innovations that Telecom will offer its residential clients, and which will change home communications.

In addition, in December 2007 Telecom Argentina launched video-call product, becoming then the first operator in South America to provide a service that integrates voice and video for mass market.

•	Recent Relevant Matters

The Board of Directors of Telecom Personal has submitted for consideration of its Shareholder’s Meeting a cash distribution of dividends for an amount of $220.

On February 19, 2008 Fitch Ratings upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to B+ from B on the International Scale and to AA- from A on the Local Scale.

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2007:
March 31,	2,058	688	358	(132)	74
June 30,	2,144	724	367	(86)	135
September 30,	2,313	838	474	(105)	123
December 31,	2,559	799	434	(118)	146

	9,074	3,049	1,633	(441)	478

Year 2006:
March 31,	1,611	546	197	(183)	1
June 30,	1,737	574	223	(114)	51
September 30,	1,894	608	253	(116)	34
December 31,	2,130	555	219	(71)	43

	7,372	2,283	892	(484)	129

Year 2005:
March 31,	1,237	511	145	175	152
June 30,	1,341	462	80	123	97
September 30,	1,462	509	124	(208)	637
December 31,	1,628	510	146	(398)	(159)

	5,668	1,992	495	(308)	727

3.	Summary comparative consolidated balance sheets

	As of December 31,
	2007	2006	2005	2004	2003
Current assets	2,384	1,771	1,550	4,450	3,198
Non current assets	6,786	6,953	7,015	7,889	9,086

Total assets	9,170	8,724	8,565	12,339	12,284

Current liabilities	3,647	3,375	2,208	10,234	10,692
Non current liabilities	2,419	3,146	4,443	1,540	365

Total liabilities	6,066	6,521	6,651	11,774	11,057

Minority interest	1,449	1,036	886	268	570
Shareholders’ equity	1,655	1,167	1,028	297	657

Total liabilities, minority interest and Shareholders’ equity	9,170	8,724	8,565	12,339	12,284

5

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4.	Summary comparative consolidated statements of operations

	Years ended December 31,
	2007	2006	2005	2004	2003
Net sales	9,074	7,372	5,668	4,451	3,719
Operating costs	(7,441)	(6,480)	(5,173)	(4,060)	(3,613	)-

Operating income (loss)	1,633	892	495	391	106
Gain on equity investees	—	5	7	—	—
Financial results, net	(441)	(484)	(308)	(1,173)	43
Other expenses, net	(101)	(186)	(163)	(71)	(157)
Gain on debt restructuring	—	—	1,424	209	370

Net income (loss) before income tax and minority interest	1,091	227	1,455	(644)	362
Income tax benefit (expense), net	(292)	22	(119)	(25)	11
Minority interest	(377)	(127)	(611)	306	(178)

Net income (loss) from continuing operations	422	122	725	(363)	195
Loss from discontinued operations	56	7	2	2	2

Net income (loss)	478	129	727	361	197

Net income (loss) per share (in pesos)	42.02	8.91	66.49	(37.37)	16.23

5.	Statistical data (in physical units)

•	Fixed telephone service

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,878,965	(187)	3,871,471	4,382	3,828,147	2,338	3,803,006	2,334	3,800,085	(519)
Lines in service (a)	4,207,744	38,081	4,094,653	38,362	3,949,911	43,699	3,790,298	40,334	3,655,859	33,110
Customers lines	3,849,252	31,114	3,749,931	33,763	3,625,032	42,595	3,484,394	31,368	3,361,341	33,827
Public phones installed	70,550	(4,563)	81,568	(674)	82,771	(1,180)	83,847	561	80,127	681
Lines in service per 100 inhabitants (b)	21.8	0.2	21.4	0.2	20.8	0.2	20.1	0.2	19.6	0.2
Lines in service per employee	367	2	356	(1)	347	2	336	8	320	(22)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	3,604,000	272,000	2,886,000	215,700	2,112,200	383,200	1,004,300	197,700	482,800	54,300
Prepaid subscribers	7,062,000	233,000	5,539,000	534,000	4,038,000	459,000	2,831,200	263,000	2,120,500	124,200
Total subscribers	10,666,000	505,000	8,425,000	749,700	6,150,200	842,200	3,835,500	460,700	2,603,300	178,500

Nucleo

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	170,000	5,000	146,400	12,400	120,700	8,700	94,300	2,100	79,100	3,800
Prepaid subscribers	1,456,000	112,000	1,017,700	202,700	529,800	50,800	408,100	42,700	448,000	4,000
Total subscribers	1,626,000	117,000	1,164,100	215,100	650,500	59,500	502,400	44,800	527,100	7,800

•	Internet

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	76,000	(4,000)	87,500	(8,500)	117,900	(11,800)	144,900	(4,700)	149,600	800
ADSL subscribers	783,000	106,000	456,700	82,000	225,900	37,700	130,500	17,600	72,500	9,300
Total subscribers	859,000	102,000	544,200	73,500	343,800	25,900	275,400	12,900	222,100	10,100

6

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6.	Outlook

Due to the eighth year of expanding economic activity in Argentina, the Management of Telecom Argentina considers that the telecommunications market will continue to grow during the fiscal year ending on December 31, 2008, although the rate shall not be as high as that of the last three fiscal years.

After two years of a very strong growth, Telecom believes the cellular business will go on expanding its number of customers in Argentina, although at more moderate rates than those of fiscal year 2007. Additionally, there are important opportunities of growth for its Broadband products and offers, and Telecom Argentina believes that in the next fiscal year it will be able to surpass the million of customers. Strong competitive conditions on both businesses will continue during the next fiscal year, and Telecom is confident about its operational and financial strategies and strengths to differentiate from its competitors, winning in this way more market shares and continuing to increase its operating results.

In the Voice, data and Internet segment, Telecom estimates slight increases will take place in the lines park in services, confirming the experience of the last two fiscal years. On the next fiscal year, Telecom hopes to be able to carry out the obligations stipulated in the Letter of Understanding entered with the National Government on March 6, 2006, as well as to modify the tariffs of the regulated services to the effect of adjusting the economic-financial equation of Telecom Argentina in order, among other things, to allow the Company to continue with the technological innovations which a growing country demands. In this context, Telecom shall continue to pay close attention to the structure of costs, as said structure has shown increases in fiscal year 2007 due to the inflationary effect, thus deteriorating the utilities over the sales prior to considering the effect of depreciation over tangible and intangible assets.

As to Cellular Telephony, with more than 90% market penetration by the end of 2007 in Argentina, the challenges for this fiscal year for the mobile operators will be to search for greater levels of consumption from their customers’ database, through the implementation of strategies for trademark differentiation, technological and products innovation, and service quality. One of the sources of growth in income will continue to be a greater income relative weight for added value services over the total amount of sales in this segment (in 2007, they represented approximately 26% of Personal’s sales of services).

The Telecom Group will continue with its investment plans in order to deliver new and better services to its customers. This will demand an amount equivalent to 15-17% of the estimated consolidated net sales during the next fiscal year. Telecom Argentina will particularly invest on the growth of the Broadband, the development of a new generation net (NGN), an infrastructure for mobile operators and the modernization of the commercial and support systems. Personal will continue with the development of its net infrastructure, and will do its best to extend the 3G technology coverage as the foundation for the broadening of added value services offer, including Mobile Broadband, which will be the main offer for both existing and new customers.

As regards finances, Telecom will continue to manage the flow of funds as in the last financial years, where the net indebtedness was reduced due to the generation of operational funds in all the reported segments and without turning to indebtedness for the financing of investments. The performance of the Cellular Telephony segment has been particularly relevant, as in 2007 it generated cash dividends, as is the case of the controlled company Nucleo, and will continue generating them in the next fiscal year, as well as Personal which Board has made a proposal to the Meeting to be held in March 2008 about distributing cash dividends for the first time.

The strategy implemented by the Management of Telecom Argentina outlines the necessary basis needed by the Telecom Group to achieve its goals of continuously improving in quality service, strengthening its position in the market and increasing in operational efficiency in order to satisfy the growing needs of a dynamic telecommunications market. These investment plans are based on this vision and the commitment of the Telecom Group with the country and its people.

Franco Livini

President

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 19, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager